April 19, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Troika Media Group, Inc. Registration Statement on Form S-1 File No. 333-255328 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Kingswood Capital Markets, division of Benchmark Investments, Inc., as the representative of the several underwriters, hereby joins in the request of Troika Media Group, Inc. for acceleration of the effective date of the above-referenced registration statement on Form S-1 (the “Registration Statement”), so that it becomes effective as of 4:30 p.m. Eastern Time on Monday, April 19, 2021, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, we, acting on behalf of the several underwriters, wish to advise you that, through April 19, 2021, we distributed an aggregate of approximately 700 copies of the preliminary prospectus, dated April 19, 2021, forming a part of the Registration Statement, to selected dealers, potential investors and others as is reasonable to secure adequate distribution of such preliminary prospectus.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

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Very truly yours,

KINGSWOOD CAPITAL MARKETS, DIVISION OF BENCHMARK INVESTMENTS, INC.

As Representative of the Several Underwriters
Named in the Underwriting Agreement

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal

[Signature Page to Underwriters’ Acceleration Request]

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